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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Denholm Logistics Make The Right Move With eDeveloper From Magic Software

Enhanced In-House System Provides Fully Functional Freight And Haulage Applications With Comprehensive Integration Capabilities

Bracknell, UK (June 2, 2004) – Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that UK-based Denholm Logistics Ltd. will upgrade and enhance their freight and haulage systems using eDeveloper 9.4, Magic Software’s flagship application development environment. The project will enable Denholm Logistics to offer even higher levels of service to its wide range of international freight forwarding and road haulage clients through enhanced functionality and streamlined processes. It also positions Denholm Logistics to offer closer integration with third-party software systems.

“Magic Software has enabled us to very quickly advance our existing systems to keep us at the forefront of logistics technology and to include additional functionality that will further enhance the high-quality services we already provide to our customers,” said Tom Brown, Group IS Manager, J & J Denholm Ltd. “The speed at which eDeveloper has enabled us to adapt and customize our logistics applications has been exceptional and we have been extremely impressed by the high quality of personnel that Magic assigned to this project.”

“Once again we has been able to prove that when it comes to speed of development and functionality for logistics organizations - eDeveloper wins hands down,” said Regev Yativ, Managing Director, Magic EMEA. “Easy integration into internal and external business processes is seen as a critical step for improving customer service, achieving SLAs and reducing costs within the logistic industry and Denholm’s new, enhanced systems will provide them with just that.”

The new “Haulix” (haulage) and “Freightix” (freight forwarding) systems allow Denholm Logistics to quickly and easily integrate third party applications into the system as well as providing enhanced capability to integrate direct with customer systems.

This will enable Denholm Logistics to streamline their operational business processes even further, providing additional cost savings. In addition, eDeveloper’s speed and flexibility has now made it a main contender for other projects within the Denholm Group.

About Denholm Logistics

Denholm Logistics is part of the privately owned J. & J. Denholm Group (www.denholm-group.co.uk). Founded in 1866 the group has grown progressively and today has a turnover in excess of $280 million and employs more than 1,400 people around the world. Denholm Logistics provides a comprehensive portfolio of logistics services, including freight forwarding & management, liner agency, haulage, port agency, warehousing & stevedoring.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: June 2, 2004